May 9, 2008

Dear Fellow Exxon Mobil Corp. Shareholder:

As proponents of the shareholder resolution on ExxonMobil's (XOM) 2008 proxy statement calling for an independent Chairman of the Board
(ITEM 5), we want to draw your attention to the importance of this vote, and to express why an independent chairman would be beneficial for ExxonMobil. We are motivated increasingly by the need for an independent chair at XOM to ensure more objective discussion and assessment regarding the strategic priorities and growth options for the Company during a time of rapid change in the industry.

As shareholders of ExxonMobil for generations, we take a long view of the company's health, and believe an independent chairman would:

*	strengthen and empower the Board, helping it take an appropriate level of leadership regarding the biggest strategic issues facing the company;
*	create greater independence and objectivity on the Board at
        a time of critical decision-making and market-opportunity
        assessment;
*	establish a more coherent, long-term corporate response to the challenge of replacing reserves, which will enable shareholders to better assess the potential future valuation of the company;
*	take greater responsibility for improving communications between the Company and its shareholders; and
*	focus the Company on improving its brand positioning and
	reputation globally.

We have always respected the Company for its project management skills, investment discipline, and the efficiency of its operations. Our call for an independent chairman is not about XOM's recent earnings record, or the skills or discipline of its managers, but about its strategy for providing energy well into the future. ExxonMobil is struggling to replace its oil reserves, and its reserve-replacement numbers in 2007 were the lowest in 14 years. Its capital investments to find new reserves seem modest given this challenge, and have recently lagged its competitors. And even financially, XOM has room for improvement: it has significantly underperformed its industry peer group for the 1-, 3-, and 5-year periods in annualized returns to shareholders.

The global energy markets are currently undergoing a profound shift. Industry analysts, venture capital investors, and policy makers are increasingly recognizing that international oil companies face far more numerous and more serious challenges today than they did 20, or even 10 years ago. These escalating challenges include:

*	the record high price of crude, which fosters new entrants into the marketplace as cost-competitive energy options become more viable and politically accepted
*	the perceived or real need for energy security, by consumers and national governments
*	global policies seeking to curb CO2 emissions and diversify
        energy supplies
*	the severe shortage in skilled labor-the largest strategic risk facing the oil and gas sector, according to a 2008 study by Ernst & Young:
        Strategic Business Risk: Oil & Gas
*	increased political and environmental constraints on access to known reserves, both nationally and globally
*	the unpredictability of partnerships with Nationalized Oil Companies
        (NOCs), and
*	the surging backlash from consumers and politicians regarding
        "Big Oil."

While both ExxonMobil and its peers face similar risks, we fear the Company may not be as well positioned as its peers to deal with some of these industry threats. XOM's poor reputation with many stakeholders and policy makers, its long-held and controversial position on climate change, and its somewhat dismissive attitude towards national energy security concerns, means XOM may have a more difficult time surmounting these challenges, and positioning itself for emerging growth opportunities, new acquisitions, recruitment, and a place at the policy table.

ExxonMobil is a global energy leader now, and we want to ensure that it maintains that position. That fundamentally starts with a strong and capable Board of Directors. We count on the Board to provide objective analysis, a "check" on management's assumptions and long-term vision for the Company, and to serve as our chief fiduciary representatives. We find it troubling that over the years, our
Board of Directors has had an informal policy of not meeting with, or substantially communicating with, its shareholders. An electronic template on XOM's website or form letters do not suffice in this regard. We also question whether non-executive directors have had access to independently-sourced information and analysis that would permit a less-biased and more comprehensive assessment of XOM's competitive position in its core markets, its true strategic options, and the consequences of each in terms of value creation and risk for shareholders.

While having an independent chair would not solve all of the Company's problems, we believe it would go a long way towards facilitating a deeper review within XOM of its core strengths and weaknesses.
Such inner-reflection is difficult when the Board is lead by a CEO who has spent most of his adult life at the Company, as has the entire executive management team.

We have owned the Company's stock through many periods of boom and bust, and anticipate continuing to do so. We believe that our call for an independent chairman would more adequately position the Company for the very competitive and rough road ahead.

Please vote FOR on ITEM #5.

Sincerely,

Proponents Robert A.G. Monks and RAM Trust Services, XOM investors for 70 years

Proponents Peter O'Neill and John deCuevas, Rockefeller
Family members, who are
joined by 69 direct descendants of John D. Rockefeller-- founder of Standard Oil Trust and what eventually became both Exxon and Mobil--in supporting this proposal. Rockefeller
Family members have owned stock in the Company since the inception of Standard Oil in 1870.

For further information, please contact Okapi Partners who are assisting us in our communications efforts, toll-free at (877)259-6290 or
(212)297-0720, or visit

http://www.ExxonforOwners.com.
This is NOT a proxy solicitation and no proxies will be accepted. Please DO NOT send your proxy cards to the Proponents or Exxon For Owners.
  "Exxon has off year discovering new oil," by Jeffrey Ball and Russell Gold. Wall Street Journal,
   Feb. 16, 2008, p. A2.  RiskMetrics Group ISS Governance
Services Exxon Mobil Corp. Report,
   May 7, 2008, p. 1. Returns compared GICS industry peers.